UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   U. S. Bancorp
   111 S.W. Fifth Avenue
   Portland, Oregon  97204
2. Date of Event Requiring Statement (Month/Day/Year)
   March 20, 1997
3. IRS or Social Security Number of Reporting Person (Voluntary)
   93-0571730
4. Issuer Name and Ticker or Trading Symbol
   First Bank System, Inc. (FBS)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock, par value $1.25 per share    |26,551,018            |D               |                                               |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Stock Option Agreement  |(b)      |(b)      |Common Stock, par value|26,551,01|$77.50    |D            |                           |
                        |         |         | $1.25 per share       |8(a)     |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(a) Beneficial ownership of the 26,551,018 shares of the First Bank System, Inc. ("FBS") Common Stock reported hereunder (the "Option Shares") is being so reported solely as the result of the option (the "Option") granted pursuant to the Stock Option Agreement described under "Derivative Securities Beneficially Owned." Since such Option has not yet become exercisable, U. S. Bancorp expressly disclaims beneficial ownership of the Option Shares and this report shall not be deemed an admission that U. S. Bancorp is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

(b) The Option becomes exercisable upon the occurrence of certain events, none of which have occurred as of the date hereof. The Option will expire upon the occurrence of certain events.

SIGNATURE OF REPORTING PERSON
/s/ Dwight V. Board
Dwight V. Board
Executive Vice President and General Counsel
DATE
March 28, 1997